Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES SECOND QUARTER 2019 RESULTS

Vancouver, B.C., August 8, 2019 – Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the “Company” or “Entrée”) has today filed its interim financial results for the second quarter ended June 30, 2019. All numbers are in U.S. dollars unless otherwise noted.

Q2 2019 HIGHLIGHTS

Oyu Tolgoi Underground Development Update – Mongolia

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On July 15 and July 31, 2019, Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on underground development on the Oyu Tolgoi mining licence:

•	Underground development progressed during Q2’19, with 3.2 total equivalent kilometres completed during the quarter. Since the restart of underground development in May 2016, 24.4 total equivalent kilometres and 18.9 equivalent kilometres of lateral development have been completed.
•	The focus for the construction team remains completing Shaft 2, where works are progressing. The commissioning of Shaft 2 remains on track for October 2019. Other critical infrastructure components such as the control room facility and the jaw crusher system are now complete. Construction on Shafts 3 and 4 is progressing well and as of June 30, 2019 were 52 metres and 80 metres below the shaft collar respectively.
•	The underground mining team achieved a record performance of over 1,000 metres of lateral development in June. Record monthly development was also achieved in June in the convey-to-surface decline.
•	Turquoise Hill, in conjunction with Rio Tinto International Holdings Ltd. (“Rio Tinto”) as the project manager, continues to review mine design options for the completion of the underground development of the Oyu Tolgoi mine and assess the impact on overall cost and schedule for the underground development. As previously disclosed by Turquoise Hill, this review will result in a revised development plan reflecting appropriate risk reduction efforts.
•	Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, a number of mine design options are under consideration to complete the project. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five or more panels.
•	A number of options are being evaluated to determine the final design of Panel 0, and this work is anticipated to continue into early 2020. Following a period of additional data collection and model updates, two phases of geotechnical modelling work are planned to inform staged mine design updates. The geotechnical modelling is expected to continue into early 2020 with final design decisions to be made at this time. A period of detailed design, schedule and cost estimation will follow resulting in the delivery of a final definitive estimate in the second half of 2020, reflecting the preferred mine design approach.

•	All options under consideration present a clear pathway to sustainable first production from the Oyu Tolgoi mining licence, albeit with different cost and schedule implications. To date, these have been defined to a level of accuracy associated with a conceptual study or order of magnitude study; therefore, significantly more work is required to complete the final assessment. Critically, all underground development to date has not been impacted at all by pending changes to the mine design, and all infrastructure developed to date remains usable and in the appropriate locations for all of the mine design options under review.
•	Based on these options, preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016. This range includes contingency of up to eight months reflecting the unexpected and challenging geotechnical issues, complexities in the construction of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. This results in sustainable first production from the Oyu Tolgoi mining licence now being expected between May 2022 and June 2023 with the first drawbell now expected between October 2021 and September 2022.
•	Current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.
•	Turquoise Hill will continue to focus on minimizing the impact to the project schedule and cost as it works through the detailed analysis and testing of each mine design option, and work continues concurrently to finalize the critical underground infrastructure and shaft construction.
•	Additionally, OTLLC is currently undertaking a feasibility study and is in discussions with the Government of Mongolia to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi.

Entree/Oyu Tolgoi JV Property

Once the preferred mine design approach is determined, Entrée will be able to assess the potential impact on the estimated timing and amount of development production and initial block cave production from the first lift (Lift 1) of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

•	Q2 2019 operating loss was $0.4 million and is comparable to the operating loss of $0.3 million in Q2 2018.
•	Q2 2019 operating cash outflow after working capital was $0.5 million compared to a $0.6 million operating cash outflow in Q2 2018 and, as at June 30, 2019, cash and short-term investments balance was $6.1 million. The working capital balance as at June 30, 2019 was $6.1 million.

OUTLOOK AND STRATEGY

The Company’s primary objectives for the 2019 year continue to include:

•	Continuing constructive discussions with the Government of Mongolia; and

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•	Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Corporate costs, which include Mongolian site management and compliance costs, are now estimated between $1.4 million and $1.6 million for the full 2019 year. The Company continues to focus its efforts on conserving cash reserves and remaining prudent with its expenditures.

The Company’s interim financial statements and Management’s Discussion and Analysis (“MD&A”) for the second quarter ended June 30, 2019 are available on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company’s former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company’s Technical Report, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 19%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; construction and continued development of the Oyu Tolgoi underground mine, the development options under consideration for the design of Panel 0 and the related cost and schedule implications; timing for commissioning of Shaft 2; completion of the definitive estimate review; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the estimation of mineral reserves and resources; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; anticipated business activities; and future financial performance.

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In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, projected grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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